Exhibit 99.1

RISE Education Announces Second Quarter 2018 Unaudited Financial Results

BEIJING, August 16, 2018 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Financial and Operational Highlights

•	Total revenues increased by 32.4% year-over-year to RMB300.2 million (US$45.4 million) in the second quarter of 2018.

•	Net income attributable to RISE increased by 34.3% year-over-year to RMB42.7 million (US$6.5 million) in the second quarter of 2018.

•	Non-GAAP net income attributable to RISE[1] increased by 43.3% year-over-year to RMB45.6 million (US$6.9 million) in the second quarter of 2018.

•	Adjusted EBITDA[1] increased by 34.8% year-over-year to RMB75.5 million (US$11.4 million) in the second quarter of 2018.

•

Total number of student enrollments in self-owned learning centers and online courses, including enrollments of short-term courses, increased by 67.3% year-over-year to 14,419 in the second quarter of 2018 from 8,619 in the second quarter of 2017.

•	Student retention rate at self-owned learning centers increased to approximately 71% in the second quarter of 2018, compared with 70% in the second quarter of 2017.

	Three Months Ended June 30,
(in thousands RMB, except for percentage and per ADS data)	2017	2018	Pct. Change
Revenues	226,777	300,196	32.4%
Net income attributable to RISE	31,825	42,743	34.3%
Non-GAAP net income attributable to RISE	31,825	45,597	43.3%
Net income per ADS attributable to RISE – basic	0.64	0.75	17.2%
Net income per ADS attributable to RISE – diluted	0.64	0.74	15.6%
Non-GAAP net income per ADS attributable to RISE – basic	0.64	0.80	25.0%
Non-GAAP net income per ADS attributable to RISE – diluted	0.64	0.79	23.4%
Adjusted EBITDA	55,978	75,486	34.8%

	Six Months Ended June 30,
(in thousands RMB, except for percentage and per ADS data)	2017	2018	Pct. Change
Revenues	437,100	570,325	30.5%
Net income attributable to RISE	60,088	78,564	30.7%
Non-GAAP net income attributable to RISE	60,088	84,450	40.5%
Net income per ADS attributable to RISE – basic	1.20	1.39	15.8%
Net income per ADS attributable to RISE – diluted	1.20	1.36	13.3%
Non-GAAP net income per ADS attributable to RISE – basic	1.20	1.49	24.2%
Non-GAAP net income per ADS attributable to RISE – diluted	1.20	1.46	21.7%
Adjusted EBITDA	109,562	144,391	31.8%

[1]

Non-GAAP net income attributable to RISE excludes share-based compensation expenses from net income attributable to RISE. EBITDA represents net income before interests, taxes, depreciation and amortization. Adjusted EBITDA excludes share-based compensation expenses from EBITDA. For details on the calculation of and reconciliation to each of the non-GAAP net income attributable to RISE, non-GAAP net income per ADS attributable to RISE, EBITDA and adjusted EBITDA, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

“We are pleased to deliver another robust quarter of strong financial and operating performances,” stated Mr. Yiding Sun, Chief Executive Officer of RISE. “During the second quarter, we opened four new self-owned learning centers and 19 new franchised centers, bringing the total number of learning centers up to 307. Our student enrollments, including those from online courses and short-term courses, increased by 67.3% year-over-year, and our student retention rate at self-owned learning centers remained at 71%. As we diligently execute our growth strategy of integrating online with offline education products, integrating test preparation with admission consulting services into existing course offerings, continuously monitoring the appropriate M&A targets, and strengthening our product coverage to the whole lifespan of K-12 education, we are confident that we will be able to sustain our high growth rate while maintaining our high service quality and student satisfaction.”

Ms. Chelsea Wang, Chief Financial Officer of RISE, stated, “We continued our growth trajectory during the second quarter of 2018. We increased our total revenues by 32.4% year-over-year and our non-GAAP net income by 43.3% year-over-year during the quarter. Since the beginning of the third quarter, we have increased our investment in sales and marketing to drive future enrollment growth. At the same time, we are striving to optimize the ROI of our marketing dollars through the efficient management of our existing and new marketing channels, as well as the introduction of short-term course offerings to attract trial students. We are confident that our growth strategies should yield excellent shareholder value over the long run.”

Financial Results for the Second Fiscal Quarter Ended June 30, 2018

Revenues

Total revenues for the second quarter of 2018 increased by RMB73.4 million, or 32.4%, to RMB300.2 million (US$45.4 million) from RMB226.8 million in the same period of the prior year. This increase was primarily attributable to an increase of RMB59.5 million in revenues from educational programs.

•

Revenues from educational programs for the second quarter of 2018 increased by 29.9% to RMB258.6 million (US$39.1 million), which was primarily due to an increase in the number of student enrollments at our self-owned learning centers and online courses. The increase in student enrollments was primarily attributable to (i) a higher student retention rate of 71% in this quarter comparing with 70% in the same period of the prior year, which we believe was partially driven by the Company’s established brand and continuous offerings of reputable products; and (ii) an increase in the number of self-owned learning centers from 56 as of June 30, 2017 to 68 as of June 30, 2018.

•

Franchise revenues for the second quarter of 2018 increased by 20.9% to RMB33.2 million (US$5.0 million), primarily due to (i) an increase in recurring franchise fees during the same period and (ii) a 25.8% increase in the number of franchised learning centers from 190 as of June 30, 2017 to 239 as of June 30, 2018.

•

Other revenues for the second quarter of 2018 were RMB8.5 million (US$1.3 million) compared with RMB0.3 million in the same period of the prior year. The increase was primarily due to the revenue derived from the business acquired from The Edge Learning Centers Limited, or The Edge, in the fourth quarter of 2017

Cost of Revenues

Cost of revenues for the second quarter of 2018 increased by RMB37.1 million, or 37.2%, to RMB136.8 million (US$20.7 million), primarily due to increases in rental costs and personnel costs. Rental costs increased as the Company expanded its operations. The increase in personnel costs was primarily attributable to an increase of total teaching hours at the Company’s self-owned learning centers, as well as the increase in the number of self-owned learning centers. Non-GAAP cost of revenues for the second quarter of 2018 was RMB136.8 million (US$20.7 million).

Gross Profit

Gross profit for the second quarter of 2018 increased by RMB36.3 million, or 28.6%, to RMB163.4 million (US$24.7 million). Gross margin for the second quarter of 2018 was 54.4%.

Operating Expenses

Total operating expenses for the second quarter of 2018 increased by RMB22.1 million, or 26.5%, to RMB105.7 million (US$16.0 million). Non-GAAP operating expenses2 for the second quarter of 2018 were RMB102.9 million (US$15.6 million).

•

Selling and marketing expenses increased by 25.6% year-over-year RMB50.2 million (US$7.6 million) for the second quarter of 2018, compared with RMB39.9 million for the second quarter of 2017. The increase was primarily due to the increase in personnel expenses and marketing channel expenses as the Company expanded its network of self-owned learning centers and increased student enrollments. Non-GAAP selling and marketing expenses[2] for the second quarter of 2018 was RMB49.5 million (US$7.5 million).

•

General and administrative expenses for the second quarter of 2018 were RMB55.5 million (US$8.4 million), increased by 27.3% year-over-year, from RMB43.6 million for the second quarter of 2017. The increase was mainly attributable to the increase in personnel costs and office expenses due to the expansion of our business. Non-GAAP general and administrative expenses[2] for the second quarter of 2018 were RMB53.4 million (US$8.1 million).

Operating Income and Operating Margin

Operating income for the second quarter of 2018 increased by 32.7% year-over-year to RMB57.7 million (US$8.7 million). Non-GAAP operating income2 for the second quarter of 2018 increased by 39.2% year-over-year to RMB60.5 million (US$9.1 million).

Operating margin for the second quarter of 2018 remained stable at 19.2%, compared with the same period of the prior year.

Interest Expense

Interest expense for the second quarter of 2018 was RMB8.0 million (US$1.2 million), compared with RMB4.7 million in the same period of the prior year. The increase in interest expense was primarily due to a higher principal of the Company’s loan from CTBC Bank Co. Ltd. (“CTBC”), which was expanded in September 2017.

Other Income

Other income for the second quarter of 2018 was RMB0.8 million (US$0.1 million), compared with a loss of RMB0.3 million in the same period of the prior year.

Net Income Attributable to RISE

Net income attributable to RISE for the second quarter of 2018 increased by 34.3% to RMB42.7 million (US$6.5 million). Net margin attributable to RISE in the second quarter of 2018 improved to 14.2% from 14.0% in the same period of the prior year. Non-GAAP net income attributable to RISE for the second quarter of 2018 increased by 43.3% year-over-year to RMB45.6 million (US$6.9 million). Non-GAAP net margin attributable to RISE2 expanded to 15.2% during the quarter from 14.0% in the same period of the prior year.

EBITDA2 for the second quarter of 2018 increased by 29.8% to RMB72.6 million (US$11.0 million) from RMB56.0 million in the same period of the prior year. Adjusted EBITDA for the second quarter of 2018 increased by 34.8% year-over-year to RMB75.5 million (US$11.4 million) from RMB56.0 million in the same period of the prior year. Adjusted EBITDA margin2 expanded to 25.1% in the second quarter of 2018, from 24.7% in the same period of the prior year.

[2]

Non-GAAP cost of revenues exclude relevant share-based compensation expenses from cost of revenues. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses or non-GAAP general and administrative expenses excludes relevant share-based compensation expenses. EBITDA represents net income before interests, taxes, depreciation and amortization. For details on the calculation of and reconciliation to each of these non-GAAP, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Basic and Diluted Earnings per ADS

Basic and diluted net income attributable to RISE per ADS was RMB0.75 (US$0.11) and RMB0.74 (US$0.11), respectively, for the second quarter of 2018. Basic and diluted non-GAAP net income attributable to RISE per ADS was RMB0.80 (US$0.12) and RMB0.79 (US$0.12), respectively, for the second quarter of 2018.

For details on the calculation of and reconciliation to the nearest GAAP measures for each of non-GAAP cost of revenues, operating expenses, net income, net income attributable to RISE per ADS, EBITDA, and adjusted EBITDA, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Cash Flow

Net cash provided by operating activities for the second quarter of 2018 was RMB34.4 million (US$5.2 million), compared with RMB3.0 million of cash generated from operating activities in the same period of the prior year.

Balance Sheet

As of June 30, 2018, the Company had combined cash and cash equivalents, restricted cash and short-term investment of RMB1,086.3 million (US$164.2 million), compared with RMB1,084.9 million as of December 31, 2017.

Current and non-current deferred revenue and customer advances was RMB1,031.7 million (US$155.9 million) as of June 30, 2018, representing an increase of 26.9% from RMB812.8 million as of December 31, 2017. The increase was primarily due to higher pre-paid tuition and fees from growing student enrollment, which was partially offset by recognized revenue as courses were delivered. Deferred revenue and customer advances mainly consisted of upfront tuition fee payments from students and initial franchise fees from the Company’s franchise partners.

Financial Results for the Six Months Ended June 30, 2018

Revenues

Total revenues for the first half of 2018 increased 30.5% to RMB570.3 million (US$86.2 million) from RMB437.1 million in the same period of the prior year. This increase was primarily attributable to an increase of RMB107.0 million in revenues from educational programs.

•

Revenues from educational programs for the first half of 2018 increased by 28.3% to RMB484.8 million (US$73.3 million) from RMB377.8 million in the same period of the prior year. This increase was primarily due to the same factors that led to the quarterly increase.

•

Franchise revenues for the first half of 2018 increased by 17.9% to RMB61.4 million (US$9.3 million) from RMB52.0 million in the same period of the prior year. This increase was primarily due to the same factors that led to the quarterly increase.

•

Other revenues for the first half of 2018 increased by 230.7% to RMB24.2 million (US$3.7 million) from RMB7.3 million in the same period of the prior year. The increase was primarily due to the revenue contribution from business assets acquired from The Edge, in the fourth quarter of 2017.

Cost of Revenues

Cost of revenues for the first half of 2018 increased 33.8% to RMB262.3 million (US$39.6 million) from RMB196.1 million in the same period of the prior year, which was primarily due to the increase in rental costs and personnel costs. Rental costs increased as the Company expanded its operations. The increase in personnel costs was primarily attributable to an increase in teaching hours at self-owned learning centers, as well as the increase in the number of self-owned learning centers. Non-GAAP cost of revenues for the first six months of 2018 was RMB261.8 million (US$39.6 million).

Gross Profit

Gross profit for the first half of 2018 increased by 27.8% to RMB308.0 million (US$46.5 million) from RMB241.0 million in the same period of the prior year. Gross margin was 54.0% for the first half of 2018, compared with 55.1% in the same period of the prior year.

Operating Expenses

Total operating expenses for the first half of 2018 increased by 33.6% to RMB208.6 million (US$31.5 million) from RMB156.2 million in the same period of the prior year. The increase was mainly attributable to the increase in personnel costs and office expenses due to the expansion of our business. Non-GAAP operating expenses for the first half of 2018 were RMB203.2 million (US$30.7 million).

•

Selling and marketing expenses for the first half of 2018 increased by 38.5% year-over-year to RMB98.7 million (US$14.9 million) from RMB71.2 million in the same period of the prior year. The increase was primarily due to the increase in personnel expenses and marketing channel expenses as the Company expanded its network of self-owned learning centers and increased student enrollments. Non-GAAP selling and marketing expenses for the first half of 2018 was RMB97.4 million (US$14.7 million).

•

General and administrative expenses for the first half of 2018 increased by 29.4% year-over-year to RMB109.9 million (US$16.6 million) from RMB84.9 million in the same period of the prior year. The increase was mainly attributable to the increase in personnel costs and office expenses due to the expansion of our business. Non-GAAP general and administrative expenses for the first half of 2018 were RMB105.8 million (US$16.0 million).

Operating Income and Operating Margin

Operating income for the first half of 2018 increased by 17.2% year-over-year to RMB99.4 million (US$15.0 million). Non-GAAP operating income for the first half of 2018 increased by 39.2% year-over-year to RMB105.3 million (US$15.9 million).

Operating margin was 17.4% during the first half of 2018, compared with 19.4% in the same period of the prior year.

Interest Expense

Interest expense for the first half of 2018 was RMB16.2 million (US$2.5 million), compared with RMB9.9 million in the same period of the prior year. The increase in interest expense was primarily due to a higher principal of the Company’s loan from CTBC Bank Co. Ltd. (“CTBC”), which was expanded in September 2017.

Other Income

Other income for the first half of 2018 was RMB11.7 million (US$1.8 million), compared with a loss of RMB0.1 million in the same period of the prior year. The Company’s ADR depositary reimbursed the Company a total of RMB10.0 million in consideration in the first quarter of 2018.

Net Income Attributable to RISE

Net income attributable to RISE for the first half of 2018 increased by 30.7% to RMB78.6 million (US$11.9 million). Net margin attributable to RISE in the first half of 2018 expanded to 13.8% from 13.7% in the same period of the prior year. Non-GAAP net income attributable to RISE for the first half of 2018 increased by 40.5% year-over-year to RMB84.5 million (US$12.8 million). Non-GAAP net margin attributable to RISE expanded to 14.8% in the first half of 2018 from 13.7% in the same period of the prior year.

EBITDA for the first half of 2018 increased by 26.4% to RMB138.5 million (US$20.9 million) from RMB109.6 million in the same period of the prior year. Adjusted EBITDA for the first half of 2018 increased by 31.8% to RMB144.4 million (US$21.8 million) from RMB109.6 million in the same period of the prior year. Adjusted EBITDA margin improved to 25.3% in the first half of 2018 from 25.1% in the same period of the prior year.

Basic and Diluted Earnings per ADS

Basic and diluted net income attributable to RISE per ADS was RMB1.39 (US$0.21) and RMB1.36 (US$0.21), respectively, for the first half of 2018. Basic and diluted non-GAAP net income attributable to RISE per ADS was RMB1.49 (US$0.23) and RMB1.46 (US$0.22), respectively, for the first half of 2018.

Cash Flow

Net cash provided by operating activities for the first half of 2018 was RMB232.8 million (US$35.2 million), compared with RMB259.8 million in the same period of the prior year. The decrease was mainly attributable to the repayment of consulting fee of RMB20 million (US$3.0 million) to Bain Capital Advisors (China) Ltd., a related party of the Company, as well as an increase in rental deposits for new self-owned learning centers.

Business Outlook

For the third quarter of 2018, the Company expects its total revenues to be in the range of RMB343.2 million to RMB348.4 million, representing a year-over-year growth rate of approximately 32% to 34%. This forecast reflects the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Conference Call Information

RISE will hold a conference call on August 16, 2018 at 9:00 pm Eastern Time (or August 17, 2018 at 9:00 am Beijing Time) to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0437
International:	+65-6713-5090
China Domestic:	400-6208-038
Hong Kong:	+852-3018-6771
Conference ID:	#6297338

The replay will be accessible through August 24, 2018 by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	#6297338

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.risecenter.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6171 to US$1.00, the noon buying rate in effect on June 30, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Non-GAAP Financial Measures

To supplement RISE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this earnings release titled “Reconciliation of GAAP and Non-GAAP Results,” which provides more details on the non-GAAP financial measures.

Each of non-GAAP net income, non-GAAP net income attributable to RISE, non-GAAP net income per ADS attributable to RISE, excludes share-based compensation expenses from net income.

Non-GAAP cost of revenues, non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, provides us with an understanding of the results from the primary operations of our business by excluding the relevant share-based compensation expenses that does not reflect the ordinary operating expenses of our operations.

EBITDA represents net income before interests, taxes, depreciation and amortization. Adjusted EBITDA excludes share-based compensation expenses from EBITDA.

We use non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, non-GAAP operating income, EBITDA, adjusted EBITDA, adjusted EBITDA margin, non-GAAP net income attributable to RISE, and basic and diluted non-GAAP net income per ADS attributable to RISE to evaluate our period-over-period operating performance because our management believes these provide a more comparable measure of our continuing business as it adjusts for transaction-related expenses that are not reflective of the normal earnings of our business. These measures may be useful to an investor in evaluating the underlying operating performance of our business, and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future.

Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

About RISE Education

RISE Education Cayman Ltd is a leading junior English Language Training (“ELT”) provider based in Beijing. Founded in 2007, the Company pioneered the application of the “subject-based learning” philosophy in China, which uses language arts, math, natural science, and social science to teach English in an immersive environment that helps students learn to speak and think like a native speaker. Through three flagship courses, Rise Start, Rise On, and Rise Up, the Company provides ELT to students aged three to six, seven to twelve and 13 to 18, respectively. The Company’s highly scalable business model includes both self-owned and franchised learning centers. For more information, please visit http://en.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

Investor Relations Contact

Mei Li

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9160

Jack Wang

ICR, Inc.

Tel: +1 (347) 436-8371

Email: riseir@rdchina.net

Media Relations Contact

Edmond Lococo

ICR Inc.

Tel: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	December 31	June 30	June 30
	2017	2018	2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,055,982	858,339	129,715
Restricted cash	28,913	27,963	4,226
Short-term investment	—	200,000	30,225
Accounts receivable, net	2,470	5,685	859
Amounts due from a related party	6,604	150,183	22,696
Inventories	7,905	13,503	2,041
Prepaid expenses and other current assets	40,571	68,073	10,287

Total current assets	1,142,445	1,323,746	200,049
Property and equipment, net	100,177	110,292	16,668
Intangible assets, net	200,615	196,410	29,682
Goodwill	475,732	480,229	72,574
Deferred tax assets	2,404	15,488	2,341
Other non-current assets	34,965	41,685	6,300

Total assets	1,956,338	2,167,850	327,614

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	6,041	14,617	2,209
Accrued expenses and other current liabilities	171,099	142,074	21,471
Due to a related party	20,000	—	—
Deferred revenue and customer advances	812,821	1,002,230	151,461
Income taxes payable	20,739	24,128	3,646

Total current liabilities	1,030,700	1,183,049	178,787

Long-term loan	623,439	559,023	84,482
Deferred revenue and customer advances	—	29,511	4,460
Deferred tax liabilities	3,785	9,874	1,492
Other non-current liabilities	2,682	2,232	337

Total liabilities	1,660,606	1,783,689	269,558

Shareholders’ equity:
Ordinary shares	6,782	7,060	1,067
Additional paid-in capital	532,474	585,247	88,445
Statutory reserves	46,366	46,366	7,007
Accumulated deficit	(315,531)	(281,089)	(42,479)
Accumulated other comprehensive income	40,040	41,502	6,272

Total Rise Education Cayman Ltd shareholders’ equity	310,131	399,086	60,312

Non-controlling interests	(14,399)	(14,925)	(2,256)

Total equity	295,732	384,161	58,056

Total liabilities, non-controlling interests and shareholders’ equity	1,956,338	2,167,850	327,614

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data and per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Revenues	226,777	300,196	45,367	437,100	570,325	86,190
Educational programs	199,038	258,575	39,077	377,759	484,769	73,260
Franchise revenues	27,420	33,151	5,010	52,025	61,361	9,273
Others	319	8,470	1,280	7,316	24,195	3,656
Cost of revenues	(99,763)	(136,842)	(20,680)	(196,079)	(262,309)	(39,641)

Gross profit	127,014	163,354	24,687	241,021	308,016	46,548
Selling and marketing expenses	(39,937)	(50,158)	(7,580)	(71,243)	(98,680)	(14,913)
General and administrative expenses	(43,613)	(55,538)	(8,393)	(84,921)	(109,896)	(16,608)

Operating income	43,464	57,658	8,713	84,857	99,440	15,027
Interest income	6,832	8,457	1,278	9,438	12,663	1,914
Interest expense	(4,740)	(8,043)	(1,215)	(9,907)	(16,248)	(2,455)
Foreign currency exchange gain	215	117	18	198	145	22
Other income, net	(288)	813	123	(136)	11,721	1,771

Income before income tax expense	45,483	59,002	8,917	84,450	107,721	16,279
Income tax expense	(14,047)	(15,690)	(2,371)	(26,623)	(29,683)	(4,486)

Net income	31,436	43,312	6,545	57,827	78,038	11,793

Add: net loss/(income) attributable to non-controlling interests	389	(569)	(86)	2,261	526	79

Net income attributable to RISE Education Cayman Ltd	31,825	42,743	6,459	60,088	78,564	11,873

Net income per ordinary share:
Basic	0.32	0.37	0.06	0.60	0.69	0.10
Diluted	0.32	0.37	0.06	0.60	0.68	0.10

Net income per ADS:
Basic	0.64	0.75	0.11	1.20	1.39	0.21
Diluted	0.64	0.74	0.11	1.20	1.36	0.21

Shares used in net income per ordinary share computation:
Basic	100,000,000	114,035,580	114,035,580	100,000,000	113,228,870	113,228,870
Diluted	100,000,000	116,100,409	116,100,409	100,000,000	115,736,692	115,736,692

ADSs used in net income per ADS computation:
Basic	50,000,000	57,017,790	57,017,790	50,000,000	56,614,435	56,614,435
Diluted	50,000,000	58,050,205	58,050,205	50,000,000	57,868,346	57,868,346

Net income	31,436	43,312	6,545	57,827	78,038	11,793
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustments	(920)	1,236	187	(920)	1,463	221

Other comprehensive (loss)/income	(920)	1,236	187	(920)	1,463	221

Comprehensive income	30,516	44,548	6,732	56,907	79,501	12,014

Add: comprehensive loss/(income) attributable to non-controlling interests	389	(569)	(86)	2,261	526	79

Comprehensive income attributable to RISE Education Cayman Ltd	30,905	43,979	6,646	59,168	80,027	12,093

RISE EDUCATION CAYMAN LTD

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except share data and per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Net income	31,436	43,312	6,545	57,827	78,038	11,793
Share-based compensation (“SBC”)	—	2,854	431		5,886	889

Non-GAAP net income	31,436	46,166	6,976	57,827	83,924	12,682

Add: net loss/(income) attributable to non-controlling interests	389	(569)	(86)	2,261	526	79

Non-GAAP net income attributable to RISE Education Cayman Ltd	31,825	45,597	6,890	60,088	84,450	12,761

Net income	31,436	43,312	6,545	57,827	78,038	11,793
Add: Depreciation	7,568	8,719	1,318	14,528	16,597	2,508
Add: Amortization	5,019	5,324	805	10,115	10,602	1,602
Add: Interest expense	4,740	8,043	1,215	9,907	16,248	2,455
Add: Income tax expense	14,047	15,690	2,371	26,623	29,683	4,486
Less: Interest income	6,832	8,456	1,278	9,438	12,663	1,914

EBITDA	55,978	72,632	10,976	109,562	138,505	20,930

SBC	—	2,854	431	—	5,886	889
Adjusted EBITDA	55,978	75,486	11,407	109,562	144,391	21,819
Cost of revenues	99,763	136,842	20,680	196,079	262,309	39,641
Personnel costs	38,892	56,155	8,486	75,878	105,199	15,898
Rental costs	38,476	46,135	6,972	71,345	87,066	13,158
Others	22,395	34,552	5,222	48,856	70,044	10,585
Less: SBC	—	55	8	—	505	76

Non-GAAP cost of revenues	99,763	136,787	20,672	196,079	261,804	39,565

Non-GAAP gross profit	127,014	163,409	24,695	241,021	308,521	46,625
Selling and marketing expenses	39,937	50,158	7,580	71,243	98,680	14,913
Less: SBC	—	682	103	—	1,296	196

Non-GAAP selling and marketing expenses	39,937	49,476	7,477	71,243	97,384	14,717

General and administrative expenses	43,613	55,538	8,393	84,921	109,896	16,608
Less: SBC	—	2,117	320		4,085	617

Non-GAAP general and administrative expenses	43,613	53,421	8,073	84,921	105,811	15,991

Operating expense	83,550	105,696	15,973	156,164	208,576	31,521
Less: SBC	—	2,799	423	—	5,381	813

Non-GAAP operating expense	83,550	102,897	15,550	156,164	203,195	30,708

Non-GAAP operating income	43,464	60,512	9,145	84,857	105,326	15,917
Non-GAAP net income per ADS attributable to RISE-basic (Note 1)	0.64	0.80	0.12	1.20	1.49	0.23
Non-GAAP net income per ADS attributable to RISE-diluted	0.64	0.79	0.12	1.20	1.46	0.22
ADSs used in calculating net income per ADS-basic:	50,000,000	57,017,790	57,017,790	50,000,000	56,614,435	56,614,435
ADSs used in calculating net income per ADS-diluted:	50,000,000	58,050,205	58,050,205	50,000,000	57,868,346	57,868,346
Note 1: Each ADS represents two ordinary shares.